Exhibit K
Carrousel Capital Limited
203-205 Brompton Road
London SW3 1LA, UK
Tel: +44 20 7823 7044 fax: +44 20 7823 7062
November 23rd, 2005
Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, New York 10154
Dear Mr Callander,
We refer to your letter of November 17, 2005 and would respond as follows:
1.	We strongly disagree with your interpretation of section 2.11 of the Fund’s By-laws and would confirm that it is our intention to proceed with the nominations that we have made.

2.	We continue to believe that the Fund may be in breach of the requirements of the Listed Company Manual and we enclose, for your information, a copy of a letter which we yesterday sent to the Corporate Governance Department of the New York Stock Exchange requesting their assistance.

3.	We further believe that the Fund is in breach of Maryland Corporation law which requires a company to hold an annual meeting and we would confirm that it is our intention to make application to Court for an order compelling the Fund to hold an annual meeting.

4.	We are also concerned that the amendment of the By-laws of the Fund which was made by the Board at the meeting held on October 28, 2005, placed the Fund in breach of its By-laws and we are referring this matter, and the other matters which we have previously raised to the SEC for their consideration.
Sincerely yours,

/s/ Bruno Sangle-Ferriere
Bruno Sangle-Ferriere

Carrousel Capital Limited
203-205 Brompton Road
London SW3 1LA, UK
Tel: +44 20 7823 7044 Fax: +44 20 7823 7062
November 22nd, 2005
VIA ELECTRONIC MAIL AND OVERNIGHT DELIVERY
Lois Schmidt
Corporate Governance
New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

Re:	The Brazil Fund, Inc. Annual Meeting
Dear Ms. Schmidt:
     We are writing to you concerning The Brazil Fund, Inc. (the “Fund”), a closed-end investment company whose shares are listed on the New York Stock Exchange (ticker symbol: BZF) and whose address is 345 Park Avenue, New York, New York 10154 and telephone number is (800) 349-4281.
     We believe that the Fund is in breach of the rules of the NYSE, for the reasons that we explain in this letter, and that the behaviour of the Board of Directors of the Fund (the “Board”) is abusive of Stockholders. The background to our concerns is as follows:
     1. The Board is divided into three classes of Directors and each class serves for three years with one class being elected each year. At the 2004 Annual Meeting of Stockholders (the “2004 Annual Meeting”) held on July 7, 2004, the Class III candidates for election as Directors (Mr Vincent Esposito, Mr Ronaldo Nogueira and Ms Susan Purcell) did not receive the requisite vote to be re-elected and, in accordance with Maryland law and the Fund’s By-laws, continued in office as holdover directors.
     2. On April 15, 2005, the Fund announced that the Board had determined to hold the 2005 Annual Meeting in October, rather than July, to enable the Fund to complete, prior to the 2005 Annual Meeting, an in-kind tender offer which the Fund had previously announced.
     3. On June 30, 2005, we gave notice of our intention to nominate Mr Rupert Lea, Mr John le Prevost, Mr James Best and Mr Gordon Muir-Carby for election as independent directors at the Fund’s 2005 Annual Meeting in view of the poor corporate governance record of the

New York Stock Exchange, Inc.
November 22nd, 2005

Fund’s current directors, which we have highlighted in correspondence with the Board, and the conflict created by the Board’s multiple ties to Deutsche Investment Management Americas Inc., the investment manager of the Fund.
     4. On July 26, 2005, the Fund announced the tender offer for its common stock and the further deferral of the 2005 Annual Meeting until December 13, 2005.
     5. On August 25, 2005, the date on which the tender offer was due to close, the Fund withdrew the offer.
     6. On September 9, 2005, we gave notice of our intention to nominate the persons named in paragraph (3) above for election as independent directors at the deferred 2005 Annual Meeting for reasons set out above and because we believed that the failure of the Board to implement the tender offer demonstrated its lack of commitment to the repurchase program that it announced in December 2004.
     7. On October 18, 2005, the Fund filed a preliminary proxy statement with the SEC proposing to convene the 2005 Annual Meeting for December 13, 2005.
     8. On October 28, 2005, the Fund announced that it would further defer the 2005 Annual Meeting until June 2006, instead electing to have a special meeting of shareholders solely to consider a proposal to convert the Fund from a closed-end investment company to an open-end investment company.
     9. On November 4, 2005, the Fund filed a Proxy Statement with the SEC convening the Special Meeting.
     10. On November 7, 2005 we gave notice of our intention to nominate three of the four persons named in paragraph (3) as independent directors at the Special Meeting to be held on December 13, 2005, which notice was rejected by the Board on the grounds that the re-election of Directors is not to be considered at the Special Meeting.
     11. On November 11, 2005, the Board announced that a mistake had been made in the cover letter signed by the Chairman of the Board dated November 4, 2005 attached to the Proxy Statement and that the affirmative vote of three-quarters (not two thirds) of the outstanding Shares in the Fund is required for the approval of the open ending proposal.
     We believe that:
     a) The Board does not have a genuine commitment to the repurchase program that it announced in December 2004 that is demonstrated by its incompetence in (i) announcing a tender offer for the Shares in the Fund which had to be withdrawn on the date that it was due to close and (ii) mis-stating the voting majority required to implement the open ending proposal in

New York Stock Exchange, Inc.
November 22nd, 2005

the preliminary Proxy Statement proposing to convene the 2005 Annual Meeting and the covering letter to the Proxy Statement convening the Special Meeting to be held in place of the Annual Meeting.
     b) The action of the Board in deferring the 2005 Annual Meeting and denying Stockholders the right to vote on the nominations of Directors has been taken solely because the Board has been aware since the 2004 Annual Meeting that its nominees do not have the support of Stockholders. If the next annual meeting of the Fund’s Stockholders is not held until June 2006, almost two years will have transpired since the Fund’s last annual meeting and, because nominees at the 2004 Annual Meeting did not receive the requisite number of votes, almost three years will have transpired since the Fund’s Stockholders elected directors. We believe that this action is a breach of the requirements of the NYSE Listed Company Manual, which provides that a listed company must hold an annual meeting.
     c) The action taken by the Board on October 28 in amending the Bylaws of the Fund to provide that the Annual Meeting should take place in June, when an Annual Meeting did not take place in June 2005, has placed the Fund in breach of its Bylaws and the requirements of Maryland Corporation law which state that a company must have an annual meeting.
     We are writing to you to ask for your assistance in clarifying whether the Fund will be in breach of the requirements of NYSE in the event that the 2005 Annual Meeting does not take place during the calendar year and, if so, what action the NYSE considers the Fund should take to reinstate the right of Stockholders to consider nominations to the Board. Any assistance you can provide in this matter would be greatly appreciated. Please contact the undersigned at 011-44-207-823-7044 or James Campbell at 011-44-207-039-5959, if you have any questions concerning this letter or need further information.

Sincerely,
/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière